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Exhibit (e)(3)

NOTICE: THIS AGREEMENT CONTAINS MEDIATION AND ARBITRATION PROVISIONS

CONFIDENTIALITY AGREEMENT for

Mutual Disclosure of Information

This Agreement is made as of July 28, 2005, by and between:

ADVANCED NEUROMODULATION SYSTEMS, INC.

6901 PRESTON ROAD

PLANO, TEXAS 75024

("ANS")
and

ST. JUDE MEDICAL, INC.

ONE LILLEHEI PLAZA

ST. PAUL, MINNESOTA 55117

("Company")

        WHEREAS, Company and ANS desire to hold mutual discussions and anticipate the exchange of valuable information with respect to a potential business relationship or transaction;

        WHEREAS, Company and ANS acknowledge that during the course of such discussions, the parties may disclose to one another certain Information for evaluation purposes; and

        WHEREAS, Company and ANS wish to confirm the terms under which Company and ANS have agreed with regard to the protection of said certain Information.

        NOW THEREFORE, in consideration of the mutual covenants contained herein and intending to be legal bound thereby, Company and ANS agree as follows:

a.
Confidential information ("Information") shall mean information furnished under this Agreement, including, but not limited to: information relating to research, development, engineering, product design, inventions, trade secrets, product lines, manufacturing operations, quality assurance, regulatory matters, sales and marketing, purchasing, finances and financial affairs, accounting, legal matters, employees, business practices, merchandise resources, supply resources, service resources, procedure manuals, or pricing of products or services, including all notes, analyses, compilations, studies, interpretations or other documents prepared by the receiving party that contain, reflect or are based on such information.

b.
The receiving party shall treat any received Information as proprietary and confidential, shall not disclose any received Information to any person or entity other than its own employees, directors and consultants who reasonably need to know such Information to evaluate such Information and any business arrangement into which the parties may enter, and shall use the Information solely for the purpose of evaluating a possible business relationship or transaction. The receiving party shall further use reasonable efforts to prevent any unauthorized use or disclosure, including, but not limited to, restricting access to the Information to those having a need to know, and ensuring that everyone to whom it makes a disclosure complies with this Agreement.

c.
Company and ANS' obligations under this Agreement shall be limited to a period of two years from the last receipt of any Information.

d.
The receiving party shall not have any obligation of confidentiality with respect to any Information that:

(1)
is or becomes a part of the public domain through no fault of the receiving party; or

(2)
is already in the possession of the receiving party prior to receipt from the disclosing party; or

(3)
is obtained from a third party who is not under a confidentiality obligation to the disclosing party; or

(4)
is approved for disclosure by prior written consent from the disclosing party; or

(5)
if required to be disclosed by court rule or governmental law or regulation (including any applicable securities law or stock exchange requirement), provided that the receiving party gives the disclosing party prompt notice of any such disclosure and an opportunity to limit or protect such disclosure; or

(6)
is proven to have been independently developed by receiving party without recourse or access to the Information.

e.
Any and all Information received by either party from the other, including all copies thereof, shall be promptly returned or destroyed upon request; however, one copy of all Information may be retained by both parties' Legal Departments (or legal counsel as the case may be) for archival purposes only.

f.
In the event either party is requested or required (or oral questions, interrogatories, requests for information, or documents in legal proceedings, subpoena, civil investigative demand, or other similar process) to disclose or produce any Information, such party (the "producing party") shall provide the other party (the "disclosing party") with prompt written notice of any such request or requirement so that the disclosing party may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If such protection is not obtained or is not sought, the producing party will furnish only that portion of the Information for which the disclosing party has waived compliance or for which the producing party has been advised by counsel is legally required.

g.
Company agrees that, for a period of two years from the date of this letter, neither it nor any of its affiliates will, unless specifically invited to do so in writing by ANS, effect or seek to, offer or propose to (whether publicly or otherwise), or cause one to or participate in any plan or proposal to, or in any way assist any other person in an offer or proposal to (whether publicly or privately): (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, beneficially or otherwise, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of ANS or any subsidiary thereof, or any assets of ANS or any subsidiary or division thereof; (ii) make any tender or exchange offer, merger or other business combination involving ANS or its subsidiaries; (iii) make any recapitalization, restructuring, liquidation, dissolution or other extraordinary transactions with respect to ANS or its subsidiaries; (iv) make, or in any way participate in, directly or indirectly (including by providing financing to another party) any "solicitation" of "proxies" (as such terms are defined in Rule 14a-1 of the Securities Exchange Act of 1934, as amended) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of ANS; (v) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors, or policies of ANS; (vi) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any of the foregoing or any other extraordinary transaction involving ANS or its securities or assets; (vii) form, join or in any way participate in a "group" (as defined in Section 13 (d)(3) of the Securities Exchange Act of 1934, as amended) in connection with any of the foregoing; or (viii) request ANS or any of its Representatives, directly or indirectly, to amend or waive any provision of this paragraph. Company will promptly advise ANS of any injury or proposal made to it with respect to any of the foregoing. The foregoing covenants shall terminate if, during such period, (i) a third party announces it is pursuing any transaction or solicitation involving ANS of the type described above, (ii) ANS enters into an agreement with a third party to effect a transaction of the type described above, or ANS announces that it is considering strategic alternatives that could include the type of transactions described above (or makes an announcement to similar effect), or (iii) ANS files for protection under bankruptcy or similar debtor-relief laws, or is the subject of an involuntary petition by creditors for similar action that is not dismissed within 60 days.

h.
Each of ANS and Company agrees that it will not use the Information in any way, directly or indirectly, detrimental to the other party or any of its respective subsidiaries. In particular, each of ANS and Company agrees that for a period of one year from the date of this letter, it and its affiliates will not knowingly, as a result of knowledge or information obtained from the Information or otherwise in connection with a possible business relationship: (i) solicit for employment or attempt to employ or divert an employee of the other party or any of its subsidiaries with whom such party has had contract, or (ii) initiate or maintain contact with any officer-level employee of the other party or any of its subsidiaries regarding employment; provided, however, that general advertisements and other similar broad forms of solicitation shall not constitute a violation of the preceding covenant. It is understood that no permit or license is granted by this Agreement, that no party to whom Information is disclosed shall be entitled to use it for any purpose other than evaluation without the specific written consent of the disclosing party, and that the disclosure of Information does not result in any obligation to grant to either party any like right in and to such Information.

i.
The parties agree that a violation of the covenants contained herein will cause damages to the disclosing party that are significant, material and difficult or impossible to adequately measure, and the disclosing party will be entitled to seek and obtain injunction relief compelling compliance with the terms of this Agreement.

j.
This Agreement shall be governed by the laws of the State of New York, without regard to the choice of law provisions thereof that would apply the laws of any other state. This Agreement shall inure to the benefit of and be binding on the parties and their respective successors, assigns, heirs and legal representatives.

k.
This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior discussions between them whether written or oral. This Agreement may be modified only in writing, signed within the authority granted by each party. It is expressly agreed and understood that the waiver by a party of its rights, or any portion of its rights, under this Agreement in any particular instance or instances, whether intentional or otherwise, shall not be construed as a continuing waiver which would prevent the subsequent enforcement of such rights, or as a waiver of any other rights hereunder.

l.
Negotiation, Mediation and Arbitration.    The parties will attempt in good faith to resolve any controversy or dispute arising out of or relating to this Agreement promptly by negotiations between or among the parties. If any party reaches the conclusion that the controversy or dispute cannot be resolved by unassisted negotiations, such party may notify the American Arbitration Association ("AAA"), 140 West 51st Street, New York, New York 10020 [telephone (212) 484-3266; fax (212) 307-4387], AAA will promptly designate a mediator who is independent and impartial, and AAA's decision about the identity of the mediator will be final and binding. The parties agree to conduct at least eight (8) consecutive hours of mediated negotiations in New York, N.Y., within thirty (30) days after the notice is sent. If the dispute is not resolved by negotiation or mediation within thirty (30) days after the first notice to AAA is sent, then, upon notice by any party to the other affected parties and to AAA, the controversy or dispute shall be submitted to a sole arbitrator who is independent and impartial, selected by AAA, for binding arbitration in New York, N.Y., in accordance with AAA's Commercial Arbitration Rules. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. Section 1-16 (or by the same principles enunciated by such Act in the event it may not be technically applicable). The parties agree that they will faithfully observe this Agreement and will abide by and perform any award rendered by the arbitrator. The award or judgment of the arbitrator shall be final and binding on all parties. No litigation or other proceeding may be instituted in any court for the purpose of adjudicating, interpreting or enforcing any of the rights or obligations relating to the subject matter hereof, whether or not covered by the express terms of this Agreement, or for the purpose of adjudicating a breach or determination of the validity of this Agreement, or for the purpose of appealing any decision of an arbitrator, except a proceeding instituted for the sole purpose of having the award or judgment of an arbitrator entered and enforced or for the sole purpose of seeking a temporary restraining order or temporary or permanent injunction (provided, that any damages or costs issues shall not be decided by any court hearing such petition but shall be adjudicated in accordance with the mediation and arbitration procedures set forther herein), and except a proceeding instituted to obtain injunction relief compelling compliance with the terms of this Agreement as provided in paragraph h. of this letter. If any party becomes the subject of a bankruptcy, receivership or other similar proceeding under the laws of the United States of America, any state or commonwealth or any other nation or political subdivision thereof, any factual or substantive legal issues arising in or during the pendency of any such proceeding shall be subject to all of the foregoing mandatory mediation and arbitration provisions and shall be resolved in accordance therewith. The agreements contained herein have been given for valuable consideration, are coupled with an interest and are not intended to be executory contracts.

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        IN WITNESS WHEREOF, the parties have executed this Agreement in duplicate.

Company:		ANS:
St. Jude Medical, Inc.		Advanced Neuromodulation Systems, Inc.
One Lillehei Plaza St. Paul, MN 55117		6901 Preston Road Plano, Texas 75024
Ph: 651/483-2000 Fax: 651/482-8318		Ph: 972/309-8000 Fax: 972/309-8150
By:	/s/ JOHN HEINMILLER	By:	/s/ CHRISTOPHER G. CHAVEZ

John Heinmiller		Christopher G. Chavez
Name (Please Print)		Name (Please Print)
Executive Vice President and Chief Financial Officer Title		President and CEO Title
8-2-05		8-1-05
Date		Date

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CONFIDENTIALITY AGREEMENT for Mutual Disclosure of Information